NTELOS Wireline One Inc.

401 Spring Lane, Suite 300

Waynesboro, Virginia 22980

July 13, 2011

By Overnight Delivery,

Facsimile Transmittal and

EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7410

Attention:	Larry Spirgel, Assistant Director Division of Corporation Finance

Re:	NTELOS Wireline One Inc. Registration Statement on Form 10 Filed May 16, 2011 File No. 001-35180

Dear Mr. Spirgel:

As Chief Executive Officer and President of NTELOS Wireline One Inc., a Delaware corporation (the “Company”), I am transmitting herewith for filing pursuant to the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Company’s Registration Statement on Form 10 (as amended, the “Form 10”), together with exhibits thereto, including Exhibit 99.1 Information Statement (as amended, the “Information Statement”), along with the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter to my attention, dated June 10, 2011 (the “Commission Comment Letter”).

Set forth below are the Company’s responses. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company. When used in this letter, the “Company,” “we,” “us,” and “our” refer to NTELOS Wireline One Inc.

Certain portions of the Company’s responses below are provided in disclosure type format as requested by the Staff. The bolded portions of these responses represent modifications to the disclosures in the Information Statement to comply with the Staff’s request.

In addition, we are providing a complete paper courtesy package to each person listed in the Staff’s letter. Each courtesy package includes a marked and unmarked copy of the Form 10, together with exhibits thereto, including marked and unmarked copies of the Information Statement, as amended, and the Company’s response to the Staff’s letter.

U.S. Securities and Exchange Commission

July 13, 2011

General

1.	Please file your exhibits, such as the separation and other agreements with NTELOS Holding Corporation, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, all of the exhibits listed in the exhibit index to the Form 10 that were not previously filed will be filed as promptly as practicable in a pre-effective amendment to the Form 10. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Form 10. In addition, we have added a risk factor on page 39 of the Information Statement and revised the “Description of Our Capital Stock” beginning on page 146 of the Information Statement to include additional disclosures related to updates to our proposed certificate of incorporation and bylaws. These updates to our proposed certificate of incorporation and bylaws reflect certain corporate governance determinations made by the board of directors of the Company and will be included in the adopted certificate of incorporation and bylaws that are filed with the Commission.

Exhibit 99.1 Information Statement

2.	We note a number of blank spaces throughout your information statement concerning conversion ratios, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has made numerous updates to its disclosures in the Information Statement, including completing blank spaces to the extent practicable. The Company will provide additional information regarding these matters in a subsequent amendment to the Form 10. The Company also acknowledges that all related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these disclosures prior to effectiveness of the Form 10.

Summary, page 8

Our Business, page 9

3.	We note that you intend to incur between $325 million and $355 million of total indebtedness in connection with the spin-off transaction. We also note that you intend to pay $315 to $335 to NTELOS, Inc. to settle an intercompany debt and fund a mandatory repayment resulting from the Separation with the balance. Please provide the following information regarding the proposed repayment:

•	specify that the loans from NTELOS, Inc. were used to fund your recent acquisitions;

•	specify the factors that contribute to variability of the amount that you may have to pay to NTELOS, Inc.;

•	clarify in your letters to your stockholders, and the coverpage to the information statement, that the mandatory repayment under NTELOS, Inc.’s credit facility is triggered by the Separation; and

•	disclose the estimated, aggregate amount of the mandatory repayment under NTELOS, Inc.’s credit facility as of the most recent practicable date.

U.S. Securities and Exchange Commission

July 13, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 9 of the Information Statement. We also have added disclosure to the stockholder letter and Information Statement cover page. The precise amount of indebtedness to be incurred is not known at this time and will be included in a subsequent amendment.

“Following the Separation, we expect to have total indebtedness between $325 million and $355 million. We will use~~have used~~ this debt to fund a working capital cash reserve and pay between $315 million to $335 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($182~~179~~ million as of March~~December~~ 31, 2011 which primarily relates to approximately $190 million cash consideration paid in recent acquisitions~~2010~~) and, with the balance, (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility of approximately $[—] million that is triggered by~~resulting from~~ the Separation ~~with the balance~~.”

4.	We note your disclosure that you expect to continue to pay a dividend following the separation. However, on page 54 for example, you also disclose that your ability to pay dividends may be restricted by the credit facility you will enter into in connection with the separation. Please clarify whether you anticipate that your credit facility will impair your ability to continue to pay dividends following the separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosures on pages 9 and 55 of the Information Statement:

“Following the Separation, we also expect to continue to pay a dividend in an amount permitted by our credit facility.”

“Amounts that can be made available to us to pay cash dividends or repurchase stock will be permitted~~restricted~~ by our credit agreement within the parameters of a restricted payment basket.”

The Separation, page 9

5.	Please briefly discuss the specific risks, costs, and other negative factors associated with the spin-off considered by the NTELOS board.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following new disclosure on page 11 of the Information Statement:

“NTELOS’s board of directors also considered a number of other factors in evaluating the Separation, including the one-time and on-going costs of the Separation; the impact on our business of incurring approximately $325 million to $355 million of new indebtedness; the possibility that we may experience disruptions in our business as a result of the Separation; considerations associated with the launch of a new brand; that the decreased

U.S. Securities and Exchange Commission

July 13, 2011

operational diversity of the separated companies may increase certain company-specific risks; the limitations placed on us as a result of the tax matters and other agreements that we are entering into with NTELOS in connection with the Separation; the risk that the combined trading prices of our common stock and NTELOS common stock after the Distribution may be lower than the trading price of NTELOS common stock before the Distribution; certain of our officers and directors may have conflicts of interest; and the Separation may expose the companies to potential negative implications of regulatory review. NTELOS’s board of directors concluded that the potential benefits of the Separation outweighed these factors.”

Questions and Answers about the Separation, page 11

What is the Separation, page 12

6.	Please clarify that the shares NTELOS will receive in exchange for the transfer of its wireline assets to you will subsequently be distributed to NTELOS stockholders in the distribution. In addition, to the extent true, that NTELOS will not retain any shares in your company following the distribution. To the extent NTELOS will retain some number, or percentage, of shares following the distribution, please disclose such number or percentage.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 12 of the Information Statement:

“In exchange for, and as a condition to, the transfer of assets by NTELOS and assumption by us of certain liabilities, NTELOS will receive all of the shares of common stock of our company. Additionally, in connection with the Separation, we will incur between $325 million and $355 million in new indebtedness which we will use to fund a working capital cash reserve and pay between $315 million and $335 million to NTELOS Inc., a subsidiary of NTELOS, (i) to settle with cash the intercompany debt owed to NTELOS Inc. as of the distribution date ($182~~179~~ million as of March~~December~~ 31, 2011~~2010~~) and (ii) to fund a mandatory repayment on NTELOS Inc.’s credit facility that is triggered by the Separation with the balance, which will reduce NTELOS’s consolidated indebtedness. Finally, NTELOS will distribute pro rata to its stockholders all of our shares of ~~our~~ common stock and will not retain any of our shares. We refer to this last step as the Distribution.”

What are the U.S. federal income tax consequences of the distribution, page 15

7.	We note your statement in sentence two of this section that in addition to the receipt of a private letter ruling from the Internal Revenue Service, in connection with the Distribution you intend to “obtain, immediately before the Distribution, an opinion of counsel from Troutman Sanders LLP” with respect to the tax consequences of the proposed Distribution. Elsewhere, such as on page 53, it appears that you will obtain the opinion of Troutman Sanders “to the extent qualification for tax free treatment is not addressed in the private letter ruling.” Please revise to clarify here and throughout your document that these are separate conditions, each waivable by the Board.

U.S. Securities and Exchange Commission

July 13, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have clarified the disclosure on pages 15, 33 and 50 of the Information Statement to clarify that we intend to obtain, immediately before the Distribution, an opinion of counsel from Troutman Sanders LLP with respect to the tax consequences of the proposed Distribution. In addition, we clarify that the receipt of a private letter ruling from the Internal Revenue Service in connection with the Distribution and the opinion of counsel from Troutman Sanders LLP are separate conditions, each of which is waivable by the Board of Directors of the Company in its sole discretion.

8.	Please advise us whether you will file the opinion of Troutman Sanders as an exhibit to the filing, or attach it as an appendix, to the extent that an opinion is obtained.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we do not intend to file the opinion of Troutman Sanders as an exhibit to the filing or to attach such opinion as an appendix. The Company believes that all material U.S. federal income tax consequences of the Distribution are fully discussed in the Information Statement beginning on page 50, as required by Form 10. The tax opinion of Troutman Sanders LLP will rely on the private letter ruling to be received by the Company from the Internal Revenue Service as to the matters covered by such ruling. Accordingly, the tax opinion will not be prepared until the Company has received the private letter ruling from the Internal Revenue Service. As such, the tax opinion is not expected to be issued until after the Information Statement is finalized and mailed to the stockholders and therefore the Company will be unable to file the tax opinion as an exhibit or attach it as an appendix.

In addition, as discussed in our response to Staff comment 7 above, the disclosure throughout the Information Statement has been updated to clarify that the receipt of a private letter ruling from the Internal Revenue Service in connection with the Distribution and the opinion of counsel from Troutman Sanders LLP are separate conditions, each waivable by the Board of Directors of the Company. Our counsel, Troutman Sanders LLP, has advised us the tax description is not required by Form 10 to be expertised by an opinion and that Item 601 of Regulation S-K does not require an opinion to be filed as an exhibit to the Form 10.

Summary of the Separation and Distribution, page 16

Management of Wireline Co, page 17

9.	Please prominently disclose that six of your directors are currently serving on the board of NTELOS. In addition, please disclose how many of those directors will continue to serve on NTELOS board following the Separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 17 of the Information Statement:

“In connection with the Separation, we will establish a board consisting of [—] initial directors. Six of these directors currently serve on the NTELOS board of directors and three of these six directors will continue to serve on the NTELOS board of directors following the Separation. After the initial term, directors will be elected each year at our annual meeting of stockholders. See “Management—Board of Directors Following the Separation.”

U.S. Securities and Exchange Commission

July 13, 2011

10.	Please clarify that James A. Hyde will serve as president and chief executive officer of your company following the Separation for at least six months. In addition, please disclose that Mr. Hyde will continue to serve as president of NTELOS as well. Disclose that Frank Berry will serve as your COO. In addition, please disclose here and in the related disclosure in your Management section, that you do not currently have a chief financial officer and whether you expect to fill that position prior to the Separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 17 of the Information Statement:

“~~Our executive officers~~ NTELOS’s Chief Executive Officer James A. Hyde also will ~~continue to serve in their respective designated capacities after~~ serve as our Chief Executive Officer and President for a transition period following the Separation. While the length of this transition period has not been determined, it is currently expected to last not more than [•] months. NTELOS’s Executive Vice President, President of Wireline, Frank L. Berry, will become our Chief Operating Officer. We expect to appoint a Chief Financial Officer prior to the Separation. See “Management—Executive Officers Following the Separation.””

Risk Factors, page 23

Our competitors have substantial business advantages, page 27

11.	We note your disclosure that large ILECs serve as both your competitors and suppliers. Please expand this risk factor to discuss the services you purchase from ILECs in your markets and how your business is dependent on these services.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 27 of the Information Statement:

“We have interconnection agreements with the ILEC networks covering each market in which our Competitive operations serve. Based on customer growth and our assessment of growth opportunities in these markets, we purchase wholesale voice lines, data circuits and access to collocation facilities under these agreements. From time to time, we are required to negotiate amendments to, extensions of, or replacements for these agreements. Additionally, we may be required to negotiate new interconnection agreements in order to enter new markets in the future. We may not be able to successfully negotiate amendments to existing agreements, negotiate new interconnection agreements, renew our existing interconnection agreements, opt in to new agreements or successfully arbitrate replacement agreements for interconnection on terms and conditions acceptable to us. Our inability to do so would adversely affect our existing operations and opportunities to expand our Competitive business in existing and

U.S. Securities and Exchange Commission

July 13, 2011

new markets. If rates became unfavorable or we could no longer access collocation facilities, we could be forced to alter our service delivery which could reduce our customer base. As the FCC modifies, changes and implements rules related to unbundling of ILEC network elements and collocation of competitive facilities at ILEC central offices, we generally have to renegotiate our interconnection agreements to implement those new or modified rules.”

The Quadrangle Entities continue to have significant influence, page 37

12.	Please provide us supplementally with your legal analysis of whether the shares you issue to Quadrangle in connection with this spin-off will be considered restricted securities. See Staff Legal Bulletin No. 4.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company, in consultation with its outside counsel, believes that in accordance with Staff Legal Bulletin No. 4 (September 16, 1997) (the “Bulletin”), the shares issued to Quadrangle in connection with the spin-off will not be restricted securities. According to Question 7 of the Bulletin, securities received by stockholders in a spin-off that meets the conditions described in Question 4 of the Bulletin, generally are not “restricted securities.” As fully detailed in the Information Statement, and in particular under “The Separation” beginning on page 40 of the Information Statement, the spin-off meets all of the conditions described in response to Question 4 of the Bulletin.

Question 7 of the Bulletin states that in rare situations, a large stockholder of the parent so controls the parent that the stockholder essentially decides whether to do the spin-off. Question 7 of the Bulletin indicates that these situations are “infrequent” and that the spin-off is essentially “a privately negotiated transaction between the parent and that shareholder.” As further detailed herein and in the Information Statement, we do not believe this is one of those “infrequent” situations where Quadrangle controls NTELOS Holdings Corp. (“NTELOS”) such that Quadrangle will receive restricted shares in the spin-off.

As disclosed on page 40 of the Information Statement, on December 7, 2010, the NTELOS Board of Directors approved the spin-off. As of that date, Quadrangle owned approximately 27% of NTELOS’s outstanding common stock, and pursuant to a stockholders’ agreement, was permitted to designate three of NTELOS’s eight directors, one of whom must be independent. Thus only two of eight directors are representatives of Quadrangle and under Delaware law, all directors must act in the best interests of NTELOS and the stockholders.

The Information Statement makes clear that Quadrangle does not so control NTELOS that it essentially decided whether NTELOS should conduct the spin-off. In particular, the Company disclosed on page 40 of the Information Statement the background rationale as to why the NTELOS Board of Directors determined that the spin-off is the best alternative for NTELOS stockholders as follows:

“The NTELOS board of directors has determined that separating our company from NTELOS’s other businesses in the form of a tax-free distribution to NTELOS stockholders of our new publicly-traded common stock is appropriate and advisable for NTELOS and its stockholders. NTELOS’s board of directors believes that the Separation will leave each company better positioned to leverage its distinct competitive strengths, manage its operations and capital investments, pursue growth strategies and enhance stockholder value.

U.S. Securities and Exchange Commission

July 13, 2011

The NTELOS board of directors engaged UBS Investment Bank to advise it in its consideration of the proposed Separation. With the assistance of UBS Investment Bank, the board of directors reviewed the operational, strategic, capital markets and financial implications of the separation and determined that the Separation results in the best strategic alternative for both companies at this time. With respect to the financial implications, the NTELOS board of directors considered capital structure flexibility and liquidity, borrowing capacity, opportunity for growth, stockholder value, and return on capital to stockholders. With respect to strategic implications, the board considered a comparison of NTELOS as currently operated and as separate companies to their respective peers and the impact on growth opportunities and strategic options. With respect to operational implications, the board considered incremental costs associated with the Separation, the impact on the companies’ operating systems, the impact on board of directors, management and other employees’ incentives for the two companies and the impact on customer and third party relationships and the NTELOS brand should it be determined that we will not use the NTELOS brand. Finally, with respect to the capital markets implications, the board considered the possible impact of the Separation on our stockholder base, research coverage and the impact on stock volatility and trading liquidity.

The NTELOS board of directors also considered a number of other strategic alternatives for the combined company and determined that the Separation in the form of a tax-free distribution to NTELOS stockholders is the best alternative for NTELOS stockholders.”

The NTELOS Board of Directors, including all of the non-Quadrangle related directors, unanimously determined that the spin-off is appropriate and advisable for NTELOS and its stockholders. As part of this process, the NTELOS Board of Directors engaged UBS Investment Bank to advise it in its consideration of the proposed spin-off and with the assistance of UBS Investment Bank, the NTELOS Board of Directors engaged in an extensive review of the spin-off and other strategic alternatives for NTELOS to determine that the spin-off would result in the best strategic alternative for both companies at this time. Through this extensive process, the NTELOS Board of Directors determined that the spin-off will leave each company better positioned to leverage its distinct competitive strengths, manage its operations and capital investments, pursue growth strategies and enhance stockholder value. For all of these reasons, we do not believe Quadrangle controls NTELOS such that the shares of common stock of the Company to be issued to Quadrangle in connection with the spin-off will be restricted securities.

U.S. Securities and Exchange Commission

July 13, 2011

The Separation, page 40

Reasons for the Separation, page 43

13.	Please clarify what rights to use, or restrictions on use of, the NTELOS name will be included in the separation agreement.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 44 of the Information Statement:

“Considerations associated with the ~~possible~~ launch of a new brand. In connection with the Separation, we will~~may~~ launch a new brand. We~~If we were to launch a new brand, we~~ may not be able to achieve or maintain name recognition or status comparable to NTELOS’s, which could adversely affect our ability to attract and retain customers. We also will incur costs associated with the launch of a new brand. For a period not to exceed six months following the Separation, we will have the right to continue ~~if we were~~ to use the “NTELOS” name and logo in a manner substantially consistent with our current use~~launch a new brand~~.”

Treatment of Stock Options and Other Stock-based Awards, page 46

14.	For illustrative purposes, please provide an example of how options held by (i) an NTELOS employee who becomes your employee, (ii) a joint service employee and (iii) an employee who remains at NTELOS following the separation will be adjusted at the time of Separation, including the issuance of new options. Please provide an example for restricted stock awards as well.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we set forth supplementally for the Staff’s information an example of how options and restricted stock awards are being adjusted in the Separation. Since it is not possible to predict the post spin-off stock prices of NTELOS and us, the example uses hypothetical valuations.

Stock Options

In accordance with the terms of the Employee Matters Agreement, outstanding NTELOS options will be converted into either options to purchase Wireline common stock, NTELOS common stock, or some combination thereof based on the classification of the individual employee. The following provides an illustrative example of how options will be converted for an employee classified as a NTELOS Employee, Wireline Employee, or a Joint Service Employee as of the Distribution Date. The following assumptions are made for purposes of the calculations below:

•	NTELOS completes a 1:2 reverse stock split prior to the Distribution Date

•	NTELOS Pre-Distribution Stock Value is $100.00/share- (a)

•	NTELOS Post-Distribution Stock Value is $55.00/share- (b)

•	Wireline Post-Distribution Stock Value is $45.00/share- (c)

•	1:1 ratio of distribution of Wireline stock to NTELOS stock

U.S. Securities and Exchange Commission

July 13, 2011

Direct NTELOS or Wireline Employees

			NTELOS Employee	Wireline Employee
Existing NTELOS Options	(d	)	1,000	1,000
Existing NTELOS Option Strike Price	(e	)	$95.00	$95.00
Pre-conversion Intrinsic Value Per Option	(a	)-(e)	$5.00	$5.00
NTELOS Price Ratio- (NPR)	(b	)/(a)	0.55000
Wireline Price Ratio- (WPR)	(c	)/(a)		0.45000
NTELOS Share Ratio- (NSR)	(a	)/(b)	1.81818
Wireline Share Ratio- (WSR)	(a	)/(c)		2.22222
Remaining NTELOS Options	(d	)*(NSR)	1,818
Wireline Options	(d	)*(WSR)		2,222
Remaining NTELOS Option Strike Price	(e	)*(NPR)	$52.25
Remaining Wireline Option Strike Price	(e	)*(WPR)		$42.75
Total intrinsic value post conversion			$5,000.00	$5,000.00

Joint Service Employees

			Joint Service Employee
			NTELOS	Wireline
Existing NTELOS Options	(f	)	1,000
Existing NTELOS Option Strike Price	(g	)	$95.00
Pre-conversion Intrinsic Value Per Option	(a	)-(g)	$5.00
NTELOS Price Ratio- (NPR)	(b	)/(a)	0.55000
Wireline Price Ratio- (WPR)	(c	)/(a)		0.45000
Remaining NTELOS Options	(1)		1,000
Wireline Options	(2)			1,000
Remaining NTELOS Option Strike Price- (NSP)	(g	)*(NPR)	$52.25
Remaining Wireline Option Strike Price- (WSP)	(g	)*(WPR)		$42.75
Total intrinsic value post conversion			$2,750.00	$2,250.00

(1)	((b/(b+c))*(f*(a-g)))/(b-NSP)

(2)	((c/(b+c))*(f*(a-g)))/(c-WSP)

U.S. Securities and Exchange Commission

July 13, 2011

Restricted Stock

In accordance with the terms of the Employee Matters Agreement, outstanding NTELOS restricted stock will be converted into either Wireline restricted stock, NTELOS restricted stock, or some combination thereof based on the classification of the individual employee. The following provides an illustrative example of how restricted stock will be converted for an employee classified as a NTELOS Employee, Wireline Employee, or a Joint Service Employee as of the Distribution Date. The following assumptions are made for purposes of the calculations below:

•	NTELOS completes a 1:2 reverse stock split prior to the Distribution Date

•	NTELOS Pre-Distribution Stock Value is $100.00/share- (a)

•	NTELOS Post-Distribution Stock Value is $55.00/share- (b)

•	Wireline Post-Distribution Stock Value is $45.00/share- (c)

•	1:1 ratio of distribution of Wireline stock to NTELOS stock

Direct NTELOS or Wireline Employees

			NTELOS Employee	Wireline Employee
Existing NTELOS Restricted Stock	(d	)	1,000	1,000
NTELOS Price Ratio- (NPR)	(b	)/(a)	0.55000
Wireline Price Ratio- (WPR)	(c	)/(a)		0.45000
NTELOS Share Ratio- (NSR)	(a	)/(b)	1.81818
Wireline Share Ratio- (WSR)	(a	)/(c)		2.22222
Remaining NTELOS Restricted Shares	(d	)*(NSR)	1,818
Wireline Restricted Shares	(d	)*(WSR)		2,222
Total restricted value post conversion			$100,000.00	$100,000.00

U.S. Securities and Exchange Commission

July 13, 2011

Joint Service Employees

			Joint Service Employee
			NTELOS	Wireline
Existing NTELOS Restricted Shares	(f	)	1,000
NTELOS Price Ratio- (NPR)	(b	)/(a)	0.55000
Wireline Price Ratio- (WPR)	(c	)/(a)		0.45000
Remaining NTELOS Restricted Shares- (NRS)	(1)		1,000
Wireline Restricted Shares- (WRS)	(2)			1,000
Total restricted value post conversion			$55,000.00	$45,000.00

(1)	((b/(b+c))*(f*a))/b

(2)	((c/(b+c))*(f*a))/c

Certain U.S. Federal Income Tax Consequences, page 49

15.	Please note that unless you receive a private letter ruling from the IRS prior to effectiveness of this registration statement, this section must be revised to state the legal conclusion that the distribution will be tax free to NTELOS stockholders as the legal opinion of your tax counsel. If you obtain a private letter ruling in lieu of an opinion of counsel prior to effectiveness, please file the private letter ruling as an exhibit to your registration statement.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we intend to receive a private letter ruling from the IRS prior to effectiveness of the Form 10. In addition, as discussed in our response to Staff comment 7 and 8 above, the disclosure throughout the Information Statement has been updated to clarify that the receipt of a private letter ruling from the Internal Revenue Service in connection with the Distribution and the opinion of counsel from Troutman Sanders LLP are separate conditions, each waivable by the Board of Directors of the Company. The Company believes that all material U.S. federal income tax consequences of the Distribution are fully discussed in the Information Statement beginning on page 50, as required by Form 10. Furthermore, our counsel, Troutman Sanders LLP, has advised us that Item 601 of Regulation S-K does not require the private letter ruling to be filed as an exhibit to the Form 10 since it is a waivable condition by the Board of Directors of the Company and the Company also wishes to preserve attorney-client privilege.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

16.	We note from your disclosures on page 133, that NTELOS will provide transitional services to you for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. Please include a note to the pro forma financial statements describing these agreements, and indicate that they have not been contemplated in the pro forma results.

U.S. Securities and Exchange Commission

July 13, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has included a note to the pro forma financial statements on page 58 of the Information Statement describing these agreements, and indicating that such agreements have not been contemplated in the pro forma results as follows:

“We will enter into a transition services agreement with NTELOS under which ~~In addition,~~ we and NTELOS will provide certain specified services to the other on an interim basis (see “Agreements with NTELOS-Transition Services Agreement” on page 141). These services relate to IT, accounting, network operations, facilities management, and purchasing and procurement. The services will generally be provided for up to two years following the distribution date unless a particular service is terminated pursuant to the agreement. We do not anticipate that such costs will be materially different from those allocated to us historically. The transition services agreement is not reflected in this unaudited pro forma condensed combined financial information.

We expect that certain incremental expenses ~~costs~~ will be incurred on a going-forward basis in connection with operating as a separate independent, publicly traded company which likely will be greater than those allocated to us historically. For example, following our transition services periods, our human resource~~our~~ cost related to treasury, tax, accounting, legal, internal audit, human resources, investor relations, information technology and other corporate functions may differ from the expenses for such functions that have been allocated in our historical financial statements or as incurred during the transition services period. Additionally, we anticipate that such other expenses, including those related to~~, including~~ the board of directors and board sub-committees, audit and centrally managed costs such as insurance and employee benefit arrangements, will be different~~may differ~~ from the related~~costs for such functions that have been~~ allocated expenses in our historical financial statements. In some cases, we expect that these expenses~~costs~~ could be materially higher as a separate public company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 64

17.	Please provide additional disclosure regarding your “wavelength” product disclosed in the third sentence of the first paragraph.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company has provided additional disclosure on pages 66 and 95 of the Information Statement regarding the “wavelength” product disclosed in the third sentence of the first paragraph.

U.S. Securities and Exchange Commission

July 13, 2011

18.	Please specify whether there any ongoing payment obligations related to the Allegheny or FiberNet acquisitions, including any performance payments.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included revised disclosure on page 67 of the Form 10.

19.	We note from your risk factor disclosures on page 31 and in the Separation Overview on page 65 that you expect to incur additional expenses as a result of the Separation and will require transition services from NTELOS for a period of time. Please revise to describe the transition services agreement in more detail and provide information about the potential variability of your earnings and cash flows after becoming a stand-alone company and in the event that the early termination provisions are exercised by either party.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the risk factor disclosures on page 32 of the Information Statement and the Separation Overview on page 67 of the Information Statement to describe the transition services agreement in more detail and to provide information about the variability of our earnings and cash flows after becoming a stand-alone company and in the event that the early termination provisions are exercised by either party.

20.	We refer to the Employee Matters and Tax Matters Agreements discussed on page 134. Please revise to describe these agreements in more detail and provide information about the potential variability of your earnings and cash flows as they relate to these agreements after becoming a stand-alone.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the discussion of the Employee Matters and Tax Matters Agreements on pages 142-144 of the Information Statement to describe these agreements in more detail.

Business Segments, page 65

21.	Please provide additional disclosure regarding your “carrier’s carrier network” services.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 68 of the Information Statement:

“We operate our business as two units: a competitive network service provider and a traditional RLEC. The Competitive segment derives revenue from the sale of data, Internet, ~~carriers’ carrier network and~~ traditional voice services primarily to business customers and carrier transport services to other carriers.”

U.S. Securities and Exchange Commission

July 13, 2011

22.	In order to provide balanced disclosure, please disclose that amount of total revenue contributed by the Competitive segment in 2010 without including the FiberNet acquisition for the full year.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 68 of the Information Statement:

“Our Competitive segment business currently serves Virginia, West Virginia, and Pennsylvania, Maryland, Kentucky and Ohio over an approximately 5,800 route-mile fiber network as of March 31, 2011. We market and sell data transport, IP-based services and voice services almost exclusively to business and carrier customers. Revenues from the Competitive segment accounted for 73% and 61% of our total revenue for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. Pro forma to include the FiberNet acquisition for the twelve months ended December 31,~~full year~~ 2010, the Competitive segment~~Segment~~ accounted for 73% of our total revenue.”

23.	We note your disclosure that “[w]hile RLEC owns the fiber, the products are sold through the Competitive segment.” Please revise your disclosure to clarify the relationship between your Competitive and RLEC segments, including a discussion of the underlying assets used to support each segment’s products.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 68 of the Information Statement:

“While the RLEC owns the fiber, the products are sold through the Competitive segment. The Competitive segment purchases basic fiber services from the RLEC but provides its own sales, customer service and customer equipment. The intercompany revenue is eliminated in our combined statements of operations.”

24.	We note your disclosure that RLEC revenues declined 4.2% from 2009 to 2010. However, on page 68 you disclose that RLEC revenues declined 3.4%. Please reconcile.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have reconciled these disclosures on page 68 of the Information Statement to reflect that RLEC revenues declined 3.4% during this period.

Liquidity and Capital Resources, page 75

25.	Please disclose the material items that comprise the $68.3 million of other-long term liabilities you had outstanding at December 31, 2010.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure with respect to March 31, 2011 on page 81 of the Information Statement:

U.S. Securities and Exchange Commission

July 13, 2011

“As of March~~December~~ 31, 2011~~2010~~, we had $253.5~~246.9~~ million in aggregate long term liabilities, consisting of a $182.1~~178.6~~ million long-term obligation to NTELOS Inc. and $71.4~~68.3~~ million in other long-term liabilities, inclusive of deferred income tax liabilities of $64.5 million and other long-term liabilities of $6.9 million.”

26.	Please clarify that you have $500,000 of unrestricted cash available as of December 31, 2010.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have clarified the disclosure on page 83 of the Information Statement that we had $800,000 of unrestricted cash available as of March 31, 2011.

Contractual Obligations and Commercial Commitments, page 77

27.	Please explain why the $68.3 million of other long-term liabilities disclosed on page 75 are not included in this table.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following new footnote on page 84 of the Information Statement:

“(3)     Table excludes $68.3 million of long-term liabilities outstanding as of December 31, 2010. Of this amount, $61.2 million relates to deferred income tax liabilities. The remaining amount relates to miscellaneous obligations or contingent obligations, the timing of which is uncertain.”

Management, page 96

28.	Please specify expected size of your Board of Directors following the Separation.

Response:

We acknowledge the Staff’s comment. We have not yet determined the size of our Board of Directors. We will add this information in an amendment.

29.	Please specify whether Mr. Guth, Ms. North and Mr. Vaughn will continue to serve as directors of NTELOS following the Separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the disclosure on pages 103-105 of the Information Statement to specify in each of their biographies that those individuals will not continue to serve as directors of NTELOS following the Separation.

Director Compensation, page 102

30.	We note your disclosure that “all NTELOS stock option and restricted stock awards held” by your directors prior to the Separation will be converted into your stock options and awards. Please confirm that all NTELOS stock options and restricted stock held by directors that will continue to serve on NTELOS’ board will be converted.

U.S. Securities and Exchange Commission

July 13, 2011

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we confirm that all NTELOS stock options and restricted stock awards received by our directors in their capacity as directors of NTELOS will be converted into our stock options and awards. As disclosed on page 103 of the Information Statement, Mr. Hyde will be treated like a joint service employee for purposes of the conversion of his stock options and awards.

Compensation Discussion and Analysis, page 106

31.	We note that you include NTELOS CD&A and executive compensation tables for 2009 and 2010. Please provide a summary at the beginning of this section discussing the specific ways in which you expect that your compensation policy will differ from NTELOS’.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following revised disclosure on page 115 of the Information Statement:

“Our compensation programs and practices that will be implemented in connection with the Separation will support the compensation philosophy described above ~~and may differ from the NTELOS compensation programs and practices~~. ~~Our~~ While our compensation programs and practices for 2011 are currently under review and have not been finalized, we do not expect our compensation policy will differ materially from that of NTELOS. We expect to implement an annual incentive plan for the 2011 period post-Separation in which our employees will participate.”

Key Employee Retention Program, page 115

32.	We note that on December 7, 2010, you approved a restricted stock award for Mr. Hyde. We note that a portion of Mr. Hyde’s award is subject to performance vesting provisions. Pursuant to Item 402(b)(2)(v), please disclose the performance metrics that will need to be met for that portion of Mr. Hyde’s award to vest. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, the Company does not believe it is appropriate to disclose the performance metrics under NTELOS’ 2011

U.S. Securities and Exchange Commission

July 13, 2011

Team Incentive Plan (the “Confidential Information”) for the following reasons: (i) the Company does not believe the disclosure of the Confidential Information is material or necessary to an understanding of Mr. Hyde’s restricted stock awards, (ii) the Confidential Information could easily be misunderstood or unduly relied upon by the public, and (iii) the disclosure of the Confidential Information would cause competitive harm to the Company. Instead, the Company intends to provide additional disclosure in accordance with Instruction 4 to Item 402(b) of Regulation S-K as follows:

“The performance metrics under the NTELOS 2011 Team Incentive Plan are tied to NTELOS’s internal budget forecast for Adjusted EBITDA and revenue performance for 2011, which is non-public information that is highly sensitive and not shared with the public. In February 2011 the NTELOS Committee set the threshold levels of Adjusted EBITDA and revenue performance based on levels that were believed to be achievable and the terms of Mr. Hyde’s restricted stock awards permit a percentage vesting equal to the percentage achievement under the NTELOS 2011 Team Incentive Plan, irrespective of whether the threshold levels are reached. The NTELOS Committee set the target levels of Adjusted EBITDA and revenue performance based on levels that were believed to be aggressive yet attainable, and it set the maximum Adjusted EBITDA and revenue performance based on levels that were believed to be realized only upon exceptional performance.”

We do not believe that specifying the threshold, target and maximum Adjusted EBITDA and revenue performance metrics would provide information that is material or necessary to an understanding of Mr. Hyde’s restricted stock awards. The Company believes the proposed disclosure set forth above will provide the public with sufficient information to understand how difficult it will be for Mr. Hyde’s restricted stock awards to vest. The Company believes that disclosing these internal projections in the proxy statement would not aid the public in understanding the Company’s compensation policies and decisions.

NTELOS does not provide specific earnings projections to the public due to the fact that projections can be misunderstood and unduly relied upon. In the telecommunications industry, earnings projections, such as Adjusted EBITDA and revenues, have become decreasingly disclosed by companies due to the intense competition in the telecommunications industry. Projections of expected earnings are forward-looking in nature, subject to a number of assumptions that are based on facts and conditions, as they exist at the time such statements are made as well as predictions as to future facts and conditions, the accurate prediction of which may be difficult and involve the assessment of circumstances and events beyond the Company’s control.

The Company believes that the Confidential Information is confidential in nature and that its disclosure would result in substantial competitive harm to the Company. Under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), and the Commission’s rules adopted thereunder, 17 C.F.R. § 200.80, “. . . commercial or financial information obtained from a person and . . . confidential” is exempt from public disclosure. 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4). While the Commission has not further interpreted the scope of the exemption for confidential financial information, the courts have elaborated on the scope of the identical FOIA exemption.

U.S. Securities and Exchange Commission

July 13, 2011

The analysis in these cases should apply to the Company’s determination to omit the Confidential Information from its proxy statement. In National Parks and Conservation Association v. Morton, 498 F.2d 765 (D.C. Cir. 1974) (National Parks I), the court stated that the exemption set forth in § 552(b)(4) of FOIA is available if the information in question “was of the kind ‘that would not generally be made available for public perusal’” (citation omitted) and if “disclosure will harm legitimate private or governmental interests in secrecy.” Id. at 770. The Court of Appeals for the Second Circuit has specifically held that the term “commercial,” as used in the FOIA, includes anything “pertaining or relating to or dealing with commerce.” American Airlines, Inc. v. National Mediation Bd., 588 F.2d 863, 870 (2d Cir. 1978). A commercial or financial matter is “‘confidential’ for purposes of the exemption if disclosure of the information is likely to have either of the following effects: (1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained” (footnote omitted) Id. Since disclosure may be required by the federal securities laws, only the second issue is applicable in this case. The court explained that the exemption “may be invoked for the benefit of the person who has provided commercial or financial information if it can be shown that public disclosure is likely to cause substantial harm to his competitive position.” Id.

In National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976), the court applied its earlier ruling in National Parks I and explained that the parties seeking the exemption must prove that “(1) they actually face competition, and (2) substantial competitive injury would likely result from disclosure.” Id. at 679. The court noted that the party must show that disclosure “would be likely to cause substantial competitive harm” (emphasis added) but need not demonstrate actual damages. Id. at 683. In Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507 (D. Kan. 1984), the court explained that:

“The kind of substantial competitive harm that is likely to result is that the disclosure would permit competitors to acquire private information about [the company’s] pricing; would enable competitor’s to gain otherwise confidential information about [the company’s] financial situation; would enable competitors to solicit [the company’s] customers with competitive arrangements; and would without question adversely affect [the company] in many ways. Id. at 512.”

The Company has not divulged, and does not plan to divulge, the Confidential Information to others, and it knows of no other party that would divulge the Confidential Information. The Confidential Information would not normally be available for “public perusal” if not for the disclosure requirements of the federal securities laws. Revealing the Confidential Information contained in the Information Statement could damage the Company by providing competitors valuable insight into the Company’s expectations regarding future earnings. Competitors’ behavior could be influenced in any number of ways to gain competitive advantage.

The Company believes that its determination to omit the Confidential Information from its Information Statement is reasonable and appropriate. The Company believes that if it was required to disclose the Confidential Information in the Information Statement, it would be placed at a distinct competitive disadvantage and will experience substantial competitive harm if the Company’s competitors have access to the Confidential Information. In fact, the Company believes that disclosure of the Confidential Information may be detrimental to the interests of both its present and potential investors since such disclosure could place the Company at a competitive disadvantage.

U.S. Securities and Exchange Commission

July 13, 2011

Perquisites and Other Benefits, page 117

33.	Please specify whether you plan to pay for all, or a portion, of any of these perquisites following the Separation.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have revised the disclosure on page 125 of the Information Statement that we do intend to continue these perquisites following the Separation.

Agreements with NTELOS, page 130

34.	Disclose when you anticipate you will finalize the terms of the various agreements summarized throughout this sections. To the extent possible, provide an expanded discussion of the material terms of each agreement, including quantified disclosure of amounts payable, when you must pay, termination provisions, etc.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, as set forth in our response to Staff comment 1, we intend to finalize the terms of the various agreements summarized in this section as soon as practicable. In addition, to the extent possible, we have provided an expanded discussion of the material terms of each agreement. The Company also acknowledges that all exhibits and related disclosure are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Form 10.

Financial Statements of WirelineCo.

35.	We note that the financial statements refer to WirelineCo rather than NTELOS Wireline One, Inc. Please tell us how WirelineCo relates to NTELOS Wireline One, Inc., the name on the face of your Form 10.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we supplementally note that “WirelineCo” is a short hand reference to NTELOS Wireline One, Inc. We will change “Wireline Co” to our final corporate name in a subsequent amendment to the Form 10 after this name has been determined.

Note 2. Acquisitions, page F-8

36.	We note that you used the income, cost and market approaches to determine the fair values of the assets acquired and liabilities assumed of FiberNet. This statement is overly general. Please revise to clarify which methods were used for the most material assets acquired and liabilities assumed.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following new disclosure on page F-9 of the Information Statement:

U.S. Securities and Exchange Commission

July 13, 2011

“More specifically, the cost approach was primarily used for network equipment. Consideration was given to physical deterioration, functional obsolescence and economic obsolescence. To a lesser degree, the market approach was used to value certain non-network related tangible assets. The market approach was the primary method for valuation of certain fiber optic IRU agreements. Customer relationships were valued using an income approach after first separating the customer base into homogeneous groups. Trademarks were valued using a relief from royalty method. The non-compete agreement was valued using a profit differential (with and without) method. ~~The cost and market approaches were used in combination to determine the fair value of the real and personal property and derivations of the income approach were predominantly used in valuing the intangible assets.~~”

Note 3. Significant Accounting Policies, page F-10

37.	We note from your disclosures that the financial results of WirelineCo have been adjusted to reflect certain corporate expenses which were not previously allocated to the RLEC and Competitive segments of NTELOS Holdings Corp. Since agreements with related parties are by definition not at arm’s-length and may be changed at any time, please revise your footnote disclosure, when practicable, to disclose management’s estimate of what the expenses (other than income taxes and interest discussed separately below) would have been on a standalone basis. In other words, disclose what cost would have been incurred if the segments had operated as unaffiliated entities. This disclosure should be presented for each year for which an income statement is presented. Please refer to question two of SAB Topic 1B.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included the following new disclosure on page F-10 of the Information Statement:

“The Company believes that these costs would not have been materially different had they been calculated on a standalone basis. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to note 9 for further information regarding allocated expenses.”

U.S. Securities and Exchange Commission

July 13, 2011

Financial Statements of Mountaineer Telecommunications, LLC (FiberNet)

Independent Auditors’ Report, page F-25

38.	Please revise the accountants report for Mountaineer Telecommunications, LLC, which was issued by Deloitte and Touche LLP, to include the city and State where the report was issued in accordance with Article 2-02 of Regulation S-X.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we have included revised disclosure on page F-25 of the Information Statement to include the requested revision in the Information Statement.

***************

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call Michael B. Moneymaker at (540) 946-3531 or our outside counsel David M. Carter at (804) 697-1253.

Sincerely,

/s/ James A. Hyde

James A. Hyde Chief Executive Officer and President

cc:	Christine Adams

Terry French

Brandon Hill

Paul Fischer

Michael B. Moneymaker

David M. Carter